UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Lime Energy Co.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

53261U 205
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Jeffrey R. Mistarz
Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
Telephone: (847) 437-1666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

J. Todd Arkebauer	David Mittelman
Reed Smith LLP	Reed Smith LLP
10 S. Wacker Drive	Two Embarcadero Center, Suite 2000
Chicago, IL 60606	San Francisco, CA 94111
(312) 207-6453	(415) 659-5943

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 28, 2009, as amended February 19, 2009, relating to an offer by Lime Energy Co., a Delaware corporation (“Lime”), to exchange options to purchase an aggregate of 636,096 shares of Lime common stock underlying eligible options.
     Item 4 of the Schedule TO is hereby amended and supplemented as follows:
ITEM 4. TERMS OF THE TRANSACTION.
     The Offer to Exchange, including all withdrawal rights, expired at 12:00 midnight, Eastern Time, on February 26, 2009. A total of 33 holders, including 7 directors and executive officers, participated in the Offer to Exchange.
     Lime has accepted for cancellation Eligible Options to purchase an aggregate of 238,697 shares of Lime common stock, representing approximately 37.5% of the aggregate number of Lime common shares underlying the Eligible Options that had the right to tender in the Offer to Exchange. Included in those figures are 44,991 shares of common stock underlying Eligible Options previously held by directors and executive officers of Lime. Of the aggregate 238,697 shares of Lime common stock underlying the Eligible Options accepted, the following table sets forth the number of shares accepted within each applicable exercise price range and exchange ratio as provided in the Offer to Exchange:

Eligible Options Accepted	Eligible Option Exercise Price	Exchange Ratio
211,754	$8.00 to $11.99	2 for 1
2,142	$12.00 to $14.99	3 for 1
24,801	$15.00 and above	10 for 1
     On March 3, 2009 Lime issued Replacement Options to purchase an aggregate of 109,073 shares of Lime common stock in exchange for the options tendered and accepted pursuant to the Offer to Exchange, including Replacement Options to purchase 13,068 shares of common stock issued to directors and executive officers of Lime. As provided in the Offer to Exchange, the exercise price per share for the Replacement Options is $3.66, which was the closing price of the Lime common stock as reported by the Nasdaq Capital Market on the Cancellation Date, February 27, 2009.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 3, 2009
LIME ENERGY CO.

By:	/s/ Jeffrey R. Mistarz
Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary